DYNAMOTIVE ENERGY SYSTEMS CORPORATION




 [DynaMotive Logo]         105-1700 West 75th Avenue      877.863.2268-Toll Free
                           Vancouver, B.C.,               604.267.6000-Telephone
                           Canada, V6P 6G2                604-267-6005-Facsimile
                                                          www.dynamotive.com







   Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Brian Richardson, Chief Financial Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: May 28, 2004



/s/ Brian Richardson
-----------------------
Brian Richardson
Chief Financial Officer